June 9, 2008
Via EDGAR (Correspondence) and Courier

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Novo Nordisk A/S
Form 20-F for the Fiscal Year Ended December 31, 2007
File No. 333-82318

Dear Mr. Riedler

By letter dated May 23, 2008, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (“Form 20-F”). In response to your comments and on behalf of Novo Nordisk A/S (the “Company”), I have provided responses to those comments and supplementary information as indicated below.  The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Form 20-F for Fiscal Year Ended December 31, 2007

Item 19

1.
Item 19 of the Form 20-F and the corresponding “Instruction As to Exhibits” require that you list all exhibits filed as part of the annual report, including exhibits incorporated by reference. However, it does not appear this section of your Form 20-F includes certain exhibits such as your articles of incorporation or bylaws, or any material agreements, if any. Please amend your Form 20-F and file the articles of incorporation or bylaws as exhibits or if you have previously filed these documents, please revise your exhibit list to include these documents and the appropriate incorporation by reference language. Additionally, please confirm to us that you do not have any material contracts, such as supply agreements or any material collaboration agreements, that need to be filed as exhibits to this Form 20-F.

Response

Articles of Association:
Amended and restated Articles of Association of Novo Nordisk A/S were approved and adopted at the Company’s Annual General Meeting held on 12 March 2008. The amended and restated Articles of Association were furnished to the SEC in a Report on Form 6-K submitted on 2 April 2008.

We will file an amended Form 20-F that includes a revised Item 19 exhibit list which includes as exhibit 1.1 a cross-reference to and incorporation by reference of our amended and restated Articles of Association (English translation), included in our Report on Form 6-K furnished to the SEC on 2 April 2008.

Material contracts

We hereby confirm that that neither the Company nor any of its subsidiaries is a party to or has a beneficial interest in any contract required to be filed as an exhibit to the Form 20-F for the Fiscal Year Ended December 31, 2007.

*  *  *  *

In addition, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call me at +45 4442 3295 or Lars Green, Senior Vice President of Corporate Finance at +45 4442 7974.

Yours sincerely,

/s/ Jesper Brandgaard
Executive Vice President and
Chief Financial Officer

Cc:
Mr. Lars Rebien Sørensen, President and Chief Executive Officer, Novo Nordisk
Mr. Kurt Anker Nielsen, Chairman of the Audit Committee, Novo Nordisk